Filed by Reuters Group PLC
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Reuters Group PLC
Commission File No.: 333-08354
The following are extracts from the news release issued by Reuters Group PLC on July 27, 2007. The filing of these extracts under Rule 425 shall not be deemed an acknowledgment that such a filing is required or that an offer requiring registration under the Securities Act of 1933, as amended, may ever occur in connection with the possible business combination transaction described herein.
The following extracts contain forward certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to Reuters financial condition, results of operations and business, and management’s strategy, plans and objectives for Reuters. In particular, all statements that express forecasts, expectations and projections with respect to certain matters, including trends in results of operations, margins, growth rates, overall financial market trends, anticipated cost savings and synergies and the successful completion of transformation programmes, strategy plans, acquisitions and disposals, are all forward-looking statements. These forward-looking statements include forward-looking statements in relation to the proposed combination of Reuters and The Thomson Corporation (the “Transaction”) that are based on certain assumptions and reflect Thomson’s and Reuters current expectations, including statements about Thomson’s and Reuters beliefs and expectations related to the proposed Transaction structure and consideration, benefits that would be afforded to customers, benefits to the combined business of Thomson and Reuters that are expected to be obtained as a result of the Transaction, as well as the parties’ ability to enhance shareholder value through, among other things, the delivery of expected synergies. Forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that may occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to:
•	In relation to the proposed Transaction:
•	the ability to achieve the cost savings and synergies contemplated through the proposed Transaction;

•	the approval of the proposed Transaction by Reuters shareholders;

•	the ability to obtain various regulatory approvals and fulfil certain conditions to which the Transaction is subject;

•	the effect of regulatory conditions, if any, imposed by regulatory authorities;

•	the reaction of Thomson’s and Reuters customers, employees and suppliers;

•	the ability to promptly and effectively integrate the businesses of Thomson and Reuters;

•	the impact of the diversion of management time on issues related to the proposed transaction;
•	Reuters ability to realise the anticipated benefits of its Core Plus growth and transformation strategy;

•	conditions in financial markets;

•	the impact of currency and interest rate fluctuations on Reuters reported revenue and earnings;

•	difficulties or delays that Reuters may experience in developing or responding to new customer demands or launching new products;

•	the dependency of Reuters on third parties for the provision of certain network and other services;

•	any significant failures or interruptions experienced by the networks or systems of Reuters and such networks’ ability to accommodate increased traffic;

•	the impact of a decline in the valuation of companies in which it has invested;

•	the impact of significant competition or structural changes in the financial information and trading communities;

•	changes in legislation and regulation;

•	adverse governmental action in countries where Reuters conducts reporting activities;

•	the ability of Reuters to realise the anticipated benefit of existing or future acquisitions, joint ventures, investments or disposals;

•	the litigious environment in which Reuters operates.
For additional information, please see “Risk Factors” in the Reuters Group PLC Annual Report and Form 20-F for the year ended 31 December 2006. Copies of the Annual Report and Form 20-F are available on request from Reuters Group PLC, South Colonnade, Canary Wharf, London E14 5EP. Any forward-looking statements made by or on behalf of Reuters Group speak only as of the date they are made. Reuters Group does not undertake to update any forward-looking statements.
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REUTERS GROUP PLC — INTERIM RESULTS (UNAUDITED) 27 July 2007
for the six months ended 30 June 2007...

Tom Glocer, Reuters Chief Executive, said: “Against the backdrop of the pending Thomson-Reuters transaction, Reuters stayed focused on driving growth in the first half and delivered the strongest six months of sales and installations in more than five years. We are off to a very good start in planning for our integration with Thomson. The more we advance in these activities, the more excited I become about the prospect of creating a truly great information company.”...
GUIDANCE
Since Reuters is in an offer period as defined by the City Code on Takeovers and Mergers, the company is not giving any specific revenue and margin guidance for 2007 in its interim results...
PROGRESS UPDATE ON THE THOMSON-REUTERS TRANSACTION
Since the announcement of the Thomson—Reuters transaction on 15 May, there has been progress in the following areas:
•	Positive feedback from customers

•	Integration planning workstreams identified: top team selected

•	Pre-filing discussions with and information being provided to the European competition authorities, prior to expected formal filing in September

•	No formal US anti-trust filing (Hart-Scott-Rodino: HSR) due to technical aspects of the dual-listed company transaction structure. The Department of Justice (DoJ) has commenced a review that is expected to be similar in scope and timing to that which would have taken place under HSR and the parties are working with the DoJ

•	Initial discussions with the Canadian Competition Bureau with filing expected to follow soon

•	Commitment to maintain a strong operating presence in both London and New York...
USE OF NON-GAAP MEASURES...
3) Thomson deal-related costs
During 2007, Reuters has incurred certain charges in relation to the Thomson deal announced on 15 May. These include third party advisor and legal fees.
As the Thomson-Reuters combination will not be accounted for as an acquisition in Reuters financial statements, deal-related costs incurred by Reuters are required to be expensed. This treatment is dissimilar to transaction-related costs previously incurred by Reuters, which were either capitalised as a cost of acquisition or charged to profits on disposal (which were recognised outside of Reuters trading profit, adjusted earnings and related cash flow and margin measures).
Given their once-off nature and dissimilarity to previous transaction-related costs, Thomson deal-related costs have therefore been excluded from certain profit, cash flow and margin measures to enable better like-for-like comparisons between periods...